

Mail Stop 3233

November 14, 2017

Via facsimile
Eric Hession
Treasurer and Manager
Caesars Entertainment Resort Properties, LLC
One Caesars Palace Drive
Las Vegas, NV 89109

> **Re:** **Caesars Entertainment Resort Properties, LLC**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 333-199393**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed November 2, 2017**
> **File No. 333-199393**

Dear Mr. Hession:

We have reviewed your November 3, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2017 letter.

Form 10-Q for the quarterly period ended September 30, 2017

Note 7 – Commitments and Contingencies, page 14

1. Please tell us how you determined it was not necessary to record a liability for the non-bypassable rate charges as of September 30, 2017. Within your response, please reference the authoritative accounting literature management relied upon.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities